Exhibit 99.1

Leju Reports First Quarter 2016 Results

BEIJING, May 16, 2016—Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading online-to-offline (“O2O”) real estate services provider in China, today announced its unaudited financial results for the fiscal quarter ended March 31, 2016.

First Quarter 2016 Financial Highlights

•                      Total revenues increased by 21% year-on-year to $113.0 million

•                      Revenues from e-commerce services increased by 28% year-on-year to $86.1 million

•                      Revenues from online advertising services decreased by 3% year-on-year to $21.8 million

•                      Revenues from listing services increased by 34% year-on-year to $5.1 million

•                      Non-GAAP1 loss from operations was $7.4 million

•                      Non-GAAP net loss attributable to Leju shareholders was $5.3 million, or $0.04 loss per diluted American depositary share (“ADS”)

“We are pleased that Leju continued its steady growth for this quarter,” said Mr. Geoffrey He, Leju’s chief executive officer. “We maintained our leading position in media marketing and e-commerce services in the primary market and further expanded our listing services business.  We introduced a number of innovative products in the primary market and expanded our partnership with other leading mobile platforms to enhance our media influence and users’ home hunting experience. Our listings services business now covers 53 cities with 36 new local websites launched to provide more comprehensive secondary housing information for home buyers across the country.”

“Our home furnishing advertising business also continued its market leadership position while our contractor platform Qiang Gong Zhang (7gz.com) achieved positive growth momentum,” Mr. He continued. “7gz.com is an efficient online platform that connects home furnishing contractors directly with consumers, and through a series of marketing and branding activities we have been able to attract a lot of new users to this platform. We will continue to invest in 7gz.com and build it into a sustainable and profitable business.”

First Quarter 2016 Results

Total revenues were $113.0 million, an increase of 21% from $93.4 million for the same quarter of 2015, mainly driven by the growth of revenues from e-commerce services and listing services, partially offset by the decrease in the revenues from online advertising services.

Revenues from e-commerce services were $86.1 million, an increase of 28% from $67.1 million for the same quarter of 2015, primarily due to increases in both the number of discount coupons redeemed and in the average price per discount coupon redeemed.

Revenues from online advertising services were $21.8 million, a decrease of 3% from $22.5 million for the same quarter of 2015, primarily due to a decrease in property developers’ online advertising demand.

Revenues from listing services were $5.1 million, an increase of 34% from $3.8 million for the same quarter of 2015, primarily due to growth in secondary home sales.

Cost of revenues was $13.6 million, a decrease of 9% from $14.9 million for the same quarter of 2015, primarily due to decreased editorial department headcount and decreased amortization of intangible assets consisting of exclusive rights that expired in December 2015.

1  Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Selling, general and administrative expenses were $113.3 million, an increase of 31% from $86.3 million for the same quarter of 2015, primarily due to the growth of the Company’s e-commerce business as a result of its efforts to maintain its market share in the increasingly competitive market as well as increased marketing expenses related to the promotion of the Company’s listing business and home furnishing business.

Loss from operations was $13.8 million, compared to $7.5 million for the same quarter of 2015. Non-GAAP loss from operations was $7.4 million, compared to $0.4 million for the same quarter of 2015.

Net loss was $11.1 million, compared to $5.5 million for the same quarter of 2015. Non-GAAP net loss was $5.4 million, compared to non-GAAP net income of $0.9 million for the same quarter of 2015.

Net loss attributable to Leju shareholders was $11.0 million, or $0.08 loss per diluted ADS, compared to $5.3 million, or $0.04 loss per diluted ADS, for the same quarter of 2015. Non-GAAP net loss attributable to Leju shareholders was $5.3 million, or $0.04 loss per diluted ADS, compared to non-GAAP net income attributable to Leju shareholders of $1.0 million, or $0.01 per diluted ADS, for the same quarter of 2015.

Cash Flow

As of March 31, 2016, the Company’s cash and cash equivalents balance was $258.5 million.

First quarter 2016 net cash provided by operating activities was $1.3 million, mainly attributable to a decrease in unbilled accounts receivable of $6.3 million, a decrease in customer deposits of $9.4 million, an increase in other current liabilities of $6.5 million, and a decrease in prepaid expenses and other current assets of $2.7 million, which were partially offset by non-GAAP net loss of $5.4 million, a decrease in income tax payable of $8.8 million and a decrease in accrued payable and welfare expenses of $9.5 million. Net cash used in investing activities was $0.5 million, mainly comprised of a payment of $0.3 million for property, plant and equipment. Net cash used in financing activities was $3.2 million, mainly comprised of a payment of $3.4 million to acquire non-controlling interests, which were made in 2014.

Business Outlook

The Company maintains its fiscal 2016 total revenue guidance of approximately $660 million to $690 million, which would represent an increase of approximately 15% to 20% from $575.8 million in 2015. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Leju’s management will host an earnings conference call on May 16, 2016 at 7 a.m. U.S. Eastern Time (7 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-855-298-3404
Hong Kong:	+852-5808-3202
Mainland China:	+400-120-0539

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Leju earnings call.”

A replay of the conference call may be accessed by phone at the following number until May 23, 2016:

U.S./International:	+1-866-846-0868
Hong Kong:	+800-966-697
Mainland China:	+400-1842-240
Passcode: 9444319

Additionally, a live and archived webcast will be available at http://ir.leju.com.

About Leju

Leju Holdings Limited(“Leju”) (NYSE: LEJU) is a leading online-to-offline, or O2O, real estate services provider in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 260 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of SINA Corporation, and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju’s beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China’s real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju’s ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its limited operating history and lack of experience as a stand-alone public company, given its recent carve-out from E-House and prior reliance on E-House for various corporate services; its reliance on SINA, Baidu and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; complexities resulting from its ongoing relationships with E-House, due to E-House’s controlling interest in Leju; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Leju’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Leju believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense, and amortization of intangible assets resulting from business acquisitions, which may not be indicative of Leju’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to Leju’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions may continue to exist in Leju’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

Ms. Melody Liu

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

Ms. Annie Huang

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	March 31,
	2015	2016
ASSETS
Current assets
Cash and cash equivalents	260,296	258,475
Accounts receivable, net	113,991	103,388
Deferred tax assets, net	31,074	31,230
Prepaid expenses and other current assets	20,881	18,293
Customer deposits	58,833	49,402
Amounts due from related parties	9	23
Total current assets	485,084	460,811
Property and equipment, net	6,801	6,443
Intangible assets, net	90,737	87,644
Investment in affiliates	669	612
Goodwill	39,807	39,869
Other non-current assets	3,740	3,650
Total assets	626,838	599,029

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	327	1,563
Accrued payroll and welfare expenses	45,692	36,086
Income tax payable	66,815	57,988
Other tax payable	31,930	29,132
Amounts due to related parties	10,214	6,379
Advance from customers and deferred revenue	5,703	6,284
Accrued marketing and advertising expenses	3,915	9,871
Consideration payable of acquiring non-controlling interest	7,339	3,971
Other current liabilities	7,672	8,206
Total current liabilities	179,607	159,480
Deferred tax liabilities	22,998	23,113
Total liabilities	202,605	182,593
Equity
Ordinary shares ($0.001 par value): 500,000,000 shares authorized, 134,930,870 and 135,245,866 shares issued and outstanding, as of December 31, 2015 and March 31, 2016, respectively	135	135
Additional paid-in capital	773,766	776,687
Accumulated deficit	(343,658)	(354,898)
Subscription receivables	(9)	—
Accumulated other comprehensive income	(5,522)	(4,730)
Total Leju equity	424,712	417,194
Non-controlling interests	(479)	(758)
Total equity	424,233	416,436
TOTAL LIABILITIES AND EQUITY	626,838	599,029

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31,
	2015	2016
Revenues
E-commerce	67,056	86,088
Online advertising	22,542	21,781
Listing	3,833	5,119
Total revenues	93,431	112,988
Cost of revenues	(14,864)	(13,597)
Selling, general and administrative expenses	(86,279)	(113,312)
Other operating income	224	102
Loss from operations	(7,488)	(13,819)
Interest income	389	222
Other income (loss), net	179	(15)
Investment loss	—	(193)
Loss before taxes and equity in affiliates	(6,920)	(13,805)
Income tax expense	1,541	2,804
Loss before equity in affiliates	(5,379)	(11,001)
Loss from equity in affiliates	(78)	(60)
Net Loss	(5,457)	(11,061)
Less: net loss attributable to non-controlling interests	(134)	(97)
Loss attributable to Leju shareholders	(5,323)	(10,964)

Loss per share:
Basic	(0.04)	(0.08)
Diluted	(0.04)	(0.08)
Shares used in computation:
Basic	134,108,003	134,976,346
Diluted	134,108,003	134,976,346

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.4612 on March 31, 2016 and USD1 = RMB6.5129 for the three months ended March 31, 2016

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended
	March 31,
	2015	2016

Net loss	(5,457)	(11,061)
Other comprehensive income (loss), net of tax of nil Foreign currency translation adjustment	(477)	790

Comprehensive loss	(5,934)	(10,271)

Less: Comprehensive loss attributable to non-controlling interest	(137)	(98)

Comprehensive loss attributable to Leju shareholders	(5,797)	(10,173)

LEJU HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended
	March 31,
	2015	2016

GAAP loss from operations	(7,488)	(13,819)
Share-based compensation expense	3,955	3,363
Amortization of intangible assets resulting from business acquisitions	3,175	3,084
Non-GAAP loss from operations	(358)	(7,372)

GAAP net loss	(5,457)	(11,061)
Share-based compensation expense (net of tax)	3,955	3,363
Amortization of intangible assets resulting from business acquisitions (net of tax)	2,381	2,313
Non-GAAP net income (loss)	879	(5,385)

Net loss attributable to Leju shareholders	(5,323)	(10,964)
Share-based compensation expense (net of tax and non-controlling interests)	3,955	3,355
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	2,381	2,313
Non-GAAP net income (loss) attributable to Leju shareholders	1,013	(5,296)

GAAP net loss per ADS — basic	(0.04)	(0.08)

GAAP net loss per ADS — diluted	(0.04)	(0.08)

Non-GAAP net income (loss) per ADS — basic	0.01	(0.04)

Non-GAAP net income (loss) per ADS — diluted	0.01	(0.04)

Shares used in calculating basic GAAP / non-GAAP net loss attributable to Leju shareholders per ADS	134,108,003	134,976,346
Shares used in calculating diluted GAAP net loss attributable to Leju shareholders per ADS	134,108,003	134,976,346
Shares used in calculating diluted non-GAAP net income (loss) attributable to Leju shareholders per ADS	136,887,974	134,976,346

LEJU HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended
	March 31,
	2015	2016
Operating data for e-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	40,765	59,302
Number of discount coupons redeemed (number of transactions)	32,111	34,243